# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REVELATION BIOSCIENCES, INC., CIK 0001810560
CUSIP: 76135L705
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4660 LAJOLLA VILLAGE DRIVE, SUITE 100, SAN DIEGO, California (CA), 92122
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001535610

## Reporting persons
- SABBY MANAGEMENT, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 605,702; sole dispositive power 0; shared dispositive power 605,702; aggregate amount beneficially owned 605,702 (9.6% of the class)
- Hal Mintz: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 605,702; sole dispositive power 0; shared dispositive power 605,702; aggregate amount beneficially owned 605,702 (9.6% of the class)
- Sabby Volatility Warrant Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 605,702; sole dispositive power 0; shared dispositive power 605,702; aggregate amount beneficially owned 605,702 (9.6% of the class)

## Item 1. Issuer
Name of issuer: REVELATION BIOSCIENCES, INC.
Address of issuer's principal executive offices: 4660 LAJOLLA VILLAGE DRIVE, SUITE 100, SAN DIEGO, CALIFORNIA, 92122

## Item 2. Person Filing
Name of person filing:
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz
Address of principal business office or, if none, residence:
Sabby Volatility Warrant Master Fund, Ltd.
c/o Captiva (Cayman) Ltd
Governors Square, Bldg 4, 2nd Floor
23 Lime Tree Bay Avenue
P.O. Box 32315
Grand Cayman KY1-1209
Cayman Islands

Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109

Hal Mintz
c/o Sabby Management, LLC
1011 Links Dr.
Miami Beach, FL 33109
Citizenship:
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sabby Volatility Warrant Master Fund, Ltd. - 605,702

Sabby Management, LLC - 605,702

Hal Mintz - 605,702
Percent of class:
Sabby Volatility Warrant Master Fund, Ltd. - 9.56%

Sabby Management, LLC - 9.56%

Hal Mintz - 9.56%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 605,702
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 605,702

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SABBY MANAGEMENT, LLC: /s/ Robert Grundstein, COO (01/20/2026)
- Hal Mintz: /S/ HAL MINTZ, HAL MINTZ (01/20/2026)
- Sabby Volatility Warrant Master Fund, Ltd.: /s/ Harry Thompson, Harry Thompson (01/20/2026)